Exhibit (e)(4)

TERMINATION OF DISTRIBUTION AGREEMENT

This Termination of the Distribution Agreement (the “Termination Agreement”) made as of December 30, 2016 (the “Effective Date”) between CAVANAL HILL FUNDS, formerly known as American Performance Funds, a Massachusetts business trust (the “Trust”) and BOK FINANCIAL SECURITIES, INC. formerly known as BOSC, Inc., an Oklahoma corporation (the “Distributor”), to that certain Distribution Agreement, dated August 2, 2007, between the Trust and Distributor (as amended and in effect on the date hereof, the “Distribution Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, the Trust is registered as an open-end, management investment company under the Investment Company Act of 1940 (the “1940 Act”), as amended, that consists of eleven separate funds (the “Funds”) offered in various classes (the “Classes”) as of the date hereof;

WHEREAS, the Trust has entered into an agreement with Cavanal Hill Distributors, Inc., whereby Cavanal Hill Distributors, Inc. will serve as the distributor for the Trust, rendering the Distribution Agreement no longer necessary;

WHEREAS, the Distribution Agreement no longer being necessary, the Trust and Distributor wish to terminate it; and

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and Distributor hereby agree as follows:

1.	Termination.

The Distribution Agreement is terminated on the Effective Date of this Termination Agreement, which shall also be the effective date of the distribution agreement between the Trust and Cavanal Hill Distributors, Inc.

2.	Representations and Warranties.

(a)        The Trust represents that it has full power and authority to enter into and perform this Termination Agreement.

(b)        The Distributor represents that it has full power and authority to enter into and perform this Termination Agreement.

3.	Interpretation.

Nothing herein contained shall be deemed to require the Distributor, the Trust or any Fund (or Class) to take any action contrary to the Trust’s Declaration of Trust or Bylaws, each as in effect from time to time, or any applicable statutory or regulatory requirement, including without limitation any requirements under the 1940 Act, to which it is subject or by which it is bound, or relieve or deprive the Trust’s Board of Trustees of its responsibility for or control of the conduct of the affairs of the Trust of the Funds.

4.       Miscellaneous.

(a)            Paragraph headings in this Termination Agreement are included for convenience only and are not to be used to construe or interpret this Termination Agreement.

(b)            This Termination Agreement may be executed in counterparts, each of which shall be an original but all which, taken together, shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Termination Agreement to be duly executed on the day and year first above written.

CAVANAL HILL FUNDS

/s/ James L. Huntzinger

By: James L. Huntzinger

Title: President

BOK FINANCIAL SECURITIES, INC.

/s/ Scott Grauer

By: Scott Grauer

Title: Chief Executive Officer